Exhibit 99.2

BOQII HOLDING LIMITED ROOM 1203, 12TH FLOOR BUILDING T1, SMART CLOUD, NO. 1, LANE 235, YUBEI ROAD PUDONG NEW DISTRICT SHANGHAI, 201210 PEOPLE’S REPUBLIC OF CHINA SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 4, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 4, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V96118-P53158 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY BOQII HOLDING LIMITED The Board of Directors recommends you vote FOR the following proposals: 1. Capital Reduction Proposal - to approve, by special resolution, that conditional upon the registration by the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) of the solvency statement and minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) with respect to the Capital Reduction (as defined below); (i) the par value of each authorized and issued share in the capital of the Company be reduced from US$0.16 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.1599999 on each of the then issued shares of the Company (the “Capital Reduction”); (ii) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by Company as the board of directors (the “Board”) may deem fit and permitted under the Companies Act, the Fourteenth Amended and Restated Articles and Memorandum of Association (the “Existing Articles”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (iii) immediately following the Capital Reduction, each of the authorized but unissued shares in the capital of the Company be sub-divided into 1,600,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”); (iv) immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed, FROM: US$20,000,000 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.16 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.16 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.16 each; and (d) 17,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles. TO: US$12.5 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 17,750,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles by cancelling the excess authorized but unissued shares in the authorized share capital of the Company, and of which 4,879,614 ordinary shares of par value of US$0.0000001 each that are issued and outstanding, comprising 4,298,128 Class A ordinary shares of par value of US$0.0000001 each, 81,486 Class B ordinary shares of par value of US$0.0000001 each, and 500,000 Class C ordinary shares of par value of US$0.0000001 each; For Against Abstain 2. Recapitalization Proposal - to approve, by ordinary resolution, that immediately upon the approval and effectiveness of Capital Reduction Proposal above, the authorized share capital of the Company be increased from US$12.5 divided into 125,000,000 shares comprising (a) 93,750,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 12,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 17,750,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles to US$2,000 divided into 20,000,000,000 shares comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 1,000,000,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 1,000,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 3,000,000,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles by way of creation of authorized but unissued (a) 14,906,250,000 Class A ordinary shares of par value of US$0.0000001 each; (b) 987,500,000 Class B ordinary shares of par value of US$0.0000001 each; (c) 999,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (d) 2,982,250,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the Existing Articles; 3. Articles Amendment Proposal - to approve, by special resolution, that immediately upon the approval and effectiveness of Capital Reduction Proposal and Recapitalization Proposal above, the Existing Articles be amended and restated by the deletion in their entirety and the substitution in their place of the Fifteenth Amended and Restated Memorandum and Articles of Association in the form as attached to the proxy statement as Annex A (the “New Articles”); 4. Share Consolidation Proposal - to approve, by ordinary resolution, that conditional upon the subsequent approval of the Board in its sole discretion within two (2) years after the date of this Meeting, on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, each 200, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than two (2) ordinary shares of a par value of US$0.0000001 each (whether issued or unissued) be consolidated into one ordinary share of the Company, with such consolidated shares having the same rights, privileges and restrictions (save as to par value) as the existing shares of such class as set out in the memorandum and articles of association of the Company in effect at the relevant time; 5. Adjournment Proposal - to approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposal(s). For Against Abstain NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com. V96119-P53158 BOQII HOLDING LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 6, 2026 AT 8:00 P.M., BEIJING TIME (MAY 6, 2026 AT 8:00 A.M., EASTERN TIME) THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Hao Liang, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of BOQII HOLDING LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 8:00 p.m. Beijing time, on May 6, 2026 (8:00 a.m., Eastern Time on May 6, 2026), at Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road, Pudong New District, Shanghai, 201214, People’s Republic of China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side